Exhibit 99.3

IMPORTANT NOTICE TO STOCKHOLDERS!

April 1, 2004

Dear Heartland Financial USA, Inc. Stockholder:

On behalf of your Board of Directors, I am pleased to announce that Heartland Financial USA, Inc. has adopted the Heartland Stock Purchase Plan as part of the Dividend Reinvestment Plan already in effect as of February 2002. With the addition of the Stock Purchase Plan, we are now able to offer our shareholders the opportunity to purchase their common stock through the Heartland Financial USA, Inc. Shareholder Services Department. The Plan is designed to provide stockholders with a convenient method to purchase additional shares of Heartland common stock.

Participants in the Plan will gain the following advantages:

•	the ability to purchase additional shares of common stock automatically with no additional action required;

•	reinvestment of dividends and optional cash purchases of additional shares of common stock without the payment of any brokerage commissions;

•	full investment use of funds because the Plan is able to credit accounts with fractional shares; and

•	the avoidance of cumbersome safekeeping and record-keeping costs due to the custodial service and reporting which are provided as part of the Plan.

By choosing to enroll, you confirm that you have read and understand the policies, procedures, fees, and all other related information set forth in the Heartland Plan prospectus, which is enclosed. Questions you may have should be addressed to: Sue Klopfenstein, Shareholder Services Department, Heartland Financial USA, Inc, 1398 Central Avenue, Dubuque, Iowa 52001 or by calling her at 563-584-2517.

We are pleased to provide this simple, convenient method for you to acquire additional shares of Heartland common stock.

Sincerely,

Lynn B. Fuller
President and CEO